

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Christopher Seveney
President, CEO and CFO
CWS Investments Inc
5242 Port Royal Rd #1785
North Springfield, VA 22151

> **Re: CWS Investments Inc**
> **Offering Statement on Form 1-A**
> **Filed April 7, 2022**
> **File No. 024-11857**

Dear Mr. Seveney:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed April 7, 2022

Cover Page

1. We note your disclosure here and elsewhere that you intend to offer 7% Bonus Shares for the investors that purchase the first 2,500,000 shares to encourage early investment. It appears you will then continue the offering at the disclosed price without the bonus shares, making this effectively a delayed offering for those investors purchasing after the first 2,500,000 shares have been sold. Delayed offerings are not permitted under Regulation A, Securities Act Rule 251(d)(3). Please revise the terms of your offering to comply with Rule 251.

Risk Factors
Risks Related to the Companys Limited Operating History, page 8

2. Please refer to your risk factor disclosure on page 10 related to the potential for being

deemed an investment company. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please supplementally provide us with a discussion and analysis of how you specifically intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. We may refer your response to the Division of Investment Management.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brian Gallagher